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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         Date of Report: April 3, 2000



                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                                Herndon, VA 20171
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F    [X]   Form 40-F   [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes   [ ]       No       [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                           82- N.A.



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                                BAAN COMPANY N.V.
                                    FORM 6-K



        Baan Company N.V., a corporation incorporated under the laws of the Netherlands ("Baan Company"), issued a press release dated March 29, 2000 (the "Press Release") announcing the grant by Bear Stearns of a Put Option to Baan Company for up to 150 million euros of Baan Company Common Stock.

        The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.

        Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.


EXHIBIT NO.                                 DESCRIPTION
-----------           --------------------------------------------------------

   99.1               Press Release of Baan Company N.V. dated March 29, 2000.


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 BAAN COMPANY N.V.



                                 By: /s/ ROBERT GOUDIE
                                    --------------------------------------------
                                    Robert Goudie
                                    Senior Vice President, General Counsel and
                                    Secretary to the Board of Directors

Date: March 31, 2000


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                                  EXHIBIT INDEX


Exhibit No.                                 Description
-----------           --------------------------------------------------------
   99.1               Press Release of Baan Company N.V. dated March 29, 2000.